                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                        T/SF COMMUNICATIONS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, $.10 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   872857107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             HOWARD G. BARNETT, JR.
                              2407 E. SKELLY DRIVE
                             TULSA, OKLAHOMA 74105
                                 (918) 747-2600
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               - with copies to -

                                ROBERT A. CURRY
                                CONNER & WINTERS
                           A PROFESSIONAL CORPORATION
                             2400 FIRST PLACE TOWER
                                15 E. 5TH STREET
                             TULSA, OKLAHOMA  74103
                                 (918) 586-5711

                                OCTOBER 9, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


NOTE:  Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
CUSIP No. 872857107                                                       Page 2

--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON

    HOWARD G. BARNETT, JR.
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)  [ ]

                                                                        (b)  [X]
--------------------------------------------------------------------------------
 3  SEC USE ONLY


--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS

    NOT APPLICABLE
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       [ ]

--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
  NUMBER OF     7  SOLE VOTING POWER

   SHARES          -0-
               -----------------------------------------------------------------
BENEFICIALLY    8  SHARED VOTING POWER

  OWNED BY         -0-
               -----------------------------------------------------------------
    EACH        9  SOLE DISPOSITIVE POWER

 REPORTING         -0-
               -----------------------------------------------------------------
   PERSON      10  SHARED DISPOSITIVE POWER

    WITH           -0-
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    -0-
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]


--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
CUSIP No. 872857107                                                       Page 3

--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON

    ROBERT E. CRAINE, JR.
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)  [ ]

                                                                        (b)  [X]
--------------------------------------------------------------------------------
 3  SEC USE ONLY


--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS

    NOT APPLICABLE
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       [ ]

--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
  NUMBER OF     7  SOLE VOTING POWER

   SHARES          -0-
               -----------------------------------------------------------------
BENEFICIALLY    8  SHARED VOTING POWER

  OWNED BY         -0-
               -----------------------------------------------------------------
    EACH        9  SOLE DISPOSITIVE POWER

 REPORTING         -0-
               -----------------------------------------------------------------
   PERSON      10  SHARED DISPOSITIVE POWER

    WITH           -0-
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    -0-
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]


--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
CUSIP No. 872857107                                                       Page 4

--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON

    J. GARY MOURTON
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)  [ ]

                                                                        (b)  [X]
--------------------------------------------------------------------------------
 3  SEC USE ONLY


--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS

    NOT APPLICABLE
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       [ ]

--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
  NUMBER OF     7  SOLE VOTING POWER

   SHARES          -0-
               -----------------------------------------------------------------
BENEFICIALLY    8  SHARED VOTING POWER

  OWNED BY         -0-
               -----------------------------------------------------------------
    EACH        9  SOLE DISPOSITIVE POWER

 REPORTING         -0-
               -----------------------------------------------------------------
   PERSON      10  SHARED DISPOSITIVE POWER

    WITH           -0-
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    -0-
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]


--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
CUSIP No. 872857107                                                       Page 5

--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON

    BILLIE T. BARNETT
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)  [ ]

                                                                        (b)  [X]
--------------------------------------------------------------------------------
 3  SEC USE ONLY


--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS

    NOT APPLICABLE
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       [ ]

--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
  NUMBER OF     7  SOLE VOTING POWER

   SHARES          -0-
               -----------------------------------------------------------------
BENEFICIALLY    8  SHARED VOTING POWER

  OWNED BY         -0-
               -----------------------------------------------------------------
    EACH        9  SOLE DISPOSITIVE POWER

 REPORTING         -0-
               -----------------------------------------------------------------
   PERSON      10  SHARED DISPOSITIVE POWER

    WITH           -0-
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    -0-
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]


--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
CUSIP No. 872857107                                                       Page 6

--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON

    HOWARD G. BARNETT, SR.
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)  [ ]

                                                                        (b)  [X]
--------------------------------------------------------------------------------
 3  SEC USE ONLY


--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS

    NOT APPLICABLE
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       [ ]

--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
  NUMBER OF     7  SOLE VOTING POWER

   SHARES          -0-
               -----------------------------------------------------------------
BENEFICIALLY    8  SHARED VOTING POWER

  OWNED BY         -0-
               -----------------------------------------------------------------
    EACH        9  SOLE DISPOSITIVE POWER

 REPORTING         -0-
               -----------------------------------------------------------------
   PERSON      10  SHARED DISPOSITIVE POWER

    WITH           -0-
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    -0-
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]


--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
CUSIP No. 872857107                                                       Page 7

--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON

    FLORENCE LLOYD JONES BARNETT
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)  [ ]

                                                                        (b)  [X]
--------------------------------------------------------------------------------
 3  SEC USE ONLY


--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS

    NOT APPLICABLE
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       [ ]

--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
  NUMBER OF     7  SOLE VOTING POWER

   SHARES          -0-
               -----------------------------------------------------------------
BENEFICIALLY    8  SHARED VOTING POWER

  OWNED BY         -0-
               -----------------------------------------------------------------
    EACH        9  SOLE DISPOSITIVE POWER

 REPORTING         -0-
               -----------------------------------------------------------------
   PERSON      10  SHARED DISPOSITIVE POWER

    WITH           -0-
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    -0-
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]


--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
CUSIP No. 872857107                                                       Page 8

--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON

    JENKIN LLOYD JONES
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)  [ ]

                                                                        (b)  [X]
--------------------------------------------------------------------------------
 3  SEC USE ONLY


--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS

    NOT APPLICABLE
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       [ ]

--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
  NUMBER OF     7  SOLE VOTING POWER

   SHARES          -0-
               -----------------------------------------------------------------
BENEFICIALLY    8  SHARED VOTING POWER

  OWNED BY         -0-
               -----------------------------------------------------------------
    EACH        9  SOLE DISPOSITIVE POWER

 REPORTING         -0-
               -----------------------------------------------------------------
   PERSON      10  SHARED DISPOSITIVE POWER

    WITH           -0-
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    -0-
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]


--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
CUSIP No. 872857107                                                       Page 9

--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON

    JENKIN LLOYD JONES, JR.
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)  [ ]

                                                                        (b)  [X]
--------------------------------------------------------------------------------
 3  SEC USE ONLY


--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS

    NOT APPLICABLE
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       [ ]

--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
  NUMBER OF     7  SOLE VOTING POWER

   SHARES          -0-
               -----------------------------------------------------------------
BENEFICIALLY    8  SHARED VOTING POWER

  OWNED BY         -0-
               -----------------------------------------------------------------
    EACH        9  SOLE DISPOSITIVE POWER

 REPORTING         -0-
               -----------------------------------------------------------------
   PERSON      10  SHARED DISPOSITIVE POWER

    WITH           -0-
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    -0-
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]


--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
CUSIP No. 872857107                                                      Page 10

--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON

    DAVID LLOYD JONES
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)  [ ]

                                                                        (b)  [X]
--------------------------------------------------------------------------------
 3  SEC USE ONLY


--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS

    NOT APPLICABLE
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       [ ]

--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
  NUMBER OF     7  SOLE VOTING POWER

   SHARES          -0-
               -----------------------------------------------------------------
BENEFICIALLY    8  SHARED VOTING POWER

  OWNED BY         -0-
               -----------------------------------------------------------------
    EACH        9  SOLE DISPOSITIVE POWER

 REPORTING         -0-
               -----------------------------------------------------------------
   PERSON      10  SHARED DISPOSITIVE POWER

    WITH           -0-
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    -0-
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]


--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
CUSIP No. 872857107                                                      Page 11

                        AMENDMENT NO. 2 TO SCHEDULE 13D

     This Amendment No. 2 to Schedule 13D amends the initial statement on
Schedule 13D (the "Initial Schedule 13D") relating to the common stock, par value $.10 per share ("Common Stock"), of T/SF Communications Corporation, a Delaware corporation ("T/SF"), as filed by the Reporting Persons (as hereinafter defined) with the Securities and Exchange Commission on July 11, 1997, as amended by Amendment No. 1 to Schedule 13D ("Amendment No.1 to Schedule 13D"), filed on August 19, 1997 (the Initial Schedule 13D, as amended by Amendment No. 1 to Schedule 13D and this Amendment No. 2 to Schedule 13D, this "Schedule 13D").


                        ITEM 2. IDENTITY AND BACKGROUND
                        -------------------------------

     Item 2 of Amendment No. 1 to Schedule 13D is hereby amended and restated to read in its entirety as follows:

     This Schedule 13D is filed by the following persons (each, a "Reporting Person"):

                         Howard G. Barnett, Jr.,
                         Robert E. Craine, Jr.,
                         J. Gary Mourton,
                         Billie T. Barnett,
                         Howard G. Barnett, Sr.,
                         Florence Lloyd Jones Barnett,
                         Jenkin Lloyd Jones,
                         Jenkin Lloyd Jones Jr., and
                         David Lloyd Jones.

     Exhibit A to the Initial Schedule 13D, which is incorporated herein by this reference, sets forth, to the extent applicable, the name, citizenship, residence or business address, and present principal occupation or employment of each Reporting Person and the name, principal business and address of any corporation or other organization in which such employment is conducted.

     The Initial Schedule 13D was filed because the Reporting Persons may have been deemed to have been members of a "group" consisting of themselves and/or the Fir Tree Stockholders (as defined in Item 4 of the Initial Schedule 13D) because the Reporting Persons and/or their affiliates and the Fir Tree Stockholders were parties to the Stockholders Agreement (as defined in Item 4 of the Initial Schedule 13D). The Stockholders Agreement terminated according to its terms effective August 12, 1997, when the Preferred Stock Purchase Agreement (as defined in Item 4 of the Initial Schedule 13D) was terminated by the parties thereto in anticipation of T/SF's entry into the VS&A Stock Purchase Agreement (as defined in Item 4 of Amendment No. 1 to Schedule 13D).

     In connection with the VS&A Stock Purchase Agreement, each Reporting Person (individually and/or on behalf of an affiliate or affiliates) has entered into a separate VS&A Stockholder Agreement (as defined in Item 4 of Amendment No. 1 to
Schedule 13D) and, therefore, may be deemed to be a member of a "group" with the other Reporting Persons. Each Reporting Person, however, hereby

                                 SCHEDULE 13D
CUSIP No. 872857107                                                      Page 12

disclaims the existence of any "group" with respect to the securities of T/SF as permitted by the instructions of Schedule 13D.

     To the best knowledge of each Reporting Person, during the last five years, no Reporting Person, or any other person identified on Exhibit A to the Initial
Schedule 13D, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     This Schedule 13D amends all previous filings, if any, respecting the Common Stock by each Reporting Person under Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").


                         ITEM 4. PURPOSE OF TRANSACTION
                         ------------------------------

     Item 4 of Amendment No. 1 to Schedule 13D is hereby amended and restated to read in its entirety as follows:

     On August 15, 1997, T/SF entered into the VS&A Stock Purchase Agreement which provided for, among other things, the recapitalization of T/SF by means of an issuer tender offer by T/SF (the "Tender Offer") to purchase all issued and outstanding shares of Common Stock at a price of $40.25 in cash net per share (the "Offer Price"). The closing of the Tender Offer occurred on October 9, 1997, and pursuant thereto, each of the Reporting Persons (and their respective affiliates) tendered all shares of Common Stock owned by such person pursuant to the Tender Offer.


                  ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
                  --------------------------------------------

     Item 5 of Amendment No. 1 to Schedule 13D is hereby amended and restated to read in its entirety as follows:

     Pursuant to the Tender Offer, each Reporting Person tendered all shares of Common Stock owned by such person for the Offer Price. Accordingly, none of the Reporting Persons beneficially owns any of the shares of Common Stock and none of the Reporting Persons may any longer be deemed to be the beneficial owner of more than five percent of the outstanding shares of Common Stock.

     Other than the sale of shares of Common Stock pursuant to the Tender Offer, as described above, there have been no transactions in T/SF's securities by any of the Reporting Persons since the date of the filing of the Initial
Schedule 13D.

                                 SCHEDULE 13D
CUSIP No. 872857107                                                      Page 13

              ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
              --------------------------------------------------
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
            ------------------------------------------------------

     Item 6 of the Initial Schedule 13D is hereby amended and restated to read in its entirety as follows:

     Not applicable.


                   ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
                   -----------------------------------------

     The following exhibits are filed herewith:

     *         -  Reporting Persons and Related Persons

     *         -  Joint Filing Agreement and Power of Attorney dated as of July
                  1, 1997, among Howard G. Barnett, Jr., Robert E. Craine, Jr.,
                  J. Gary Mourton, Stuart P. Honeybone, Billie T. Barnett, Howard G. Barnett, Sr., Florence Lloyd Jones Barnett, Jenkin Lloyd Jones, Jenkin Lloyd Jones Jr., David Lloyd Jones, Robert
                  J. Swab, and Martin A. Vaughan

------------------

     *  Incorporated by reference to the Initial Schedule 13D.


                                    * * * *

                                 SCHEDULE 13D
CUSIP No. 872857107                                                      Page 14

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

     Dated:  October 15, 1997



Howard G. Barnett, Jr.*                      Florence Lloyd Jones Barnett*
-----------------------------------          -----------------------------------
Howard G. Barnett, Jr.                       Florence Lloyd Jones Barnett


Robert E. Craine, Jr.*                       Jenkin Lloyd Jones*
-----------------------------------          -----------------------------------
Robert E. Craine, Jr.                        Jenkin Lloyd Jones


/s/ J. Gary Mourton                          Jenkin Lloyd Jones Jr.*
-----------------------------------          -----------------------------------
J. Gary Mourton                              Jenkin Lloyd Jones Jr.


Billie T. Barnett*                           David Lloyd Jones*
-----------------------------------          -----------------------------------
Billie T. Barnett                            David Lloyd Jones


Howard G. Barnett, Sr.*
-----------------------------------
Howard G. Barnett, Sr.


*By: /s/ J. Gary Mourton
     ------------------------------
       J. Gary Mourton
       Attorney-in-Fact